FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 6, 2015

MATERIAL FACT

The board of directors of Banco Santander, S.A. (“Banco Santander”) held today has selected PricewaterhouseCoopers Auditores, S.L. (“PwC”) to be the external auditor of Banco Santander and of its consolidated Group verifying the annual accounts of the financial years 2016, 2017 and 2018. Such resolution has been adopted in line with the corporate governance recommendations with regard to the rotation of the external auditor, following a proposal of the audit committee and as result of a selection procedure developed with full transparency. The board will submit to the next ordinary general shareholders’ meeting this appointment.

Boadilla del Monte (Madrid), July 6, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 6, 2015	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer